Filed Pursuant to Rule 433

Registration Statement No. 333-218460-01

Relating to Preliminary Prospectus Supplement dated August 19, 2019 and

Prospectus dated June 2, 2017

Boston Properties Limited Partnership

$700,000,000 2.900% Senior Notes due 2030

Issuer:	Boston Properties Limited Partnership

Type:	SEC Registered

Principal Amount:	$700,000,000

Maturity:	March 15, 2030

Coupon (Interest Rate):	2.900%

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price / Yield:	100-06 / 1.605%

Spread to Benchmark Treasury:	1.300% (T + 130 basis points)

Yield to Maturity:	2.905%

Expected Ratings* (Moody’s / Standard & Poor’s / Fitch Ratings):	Baa1 / A- / BBB+

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2020 (long first coupon)

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call at any time before three months prior to March 15, 2030 based on U.S. Treasury plus 20 basis points, or at par thereafter

Initial Price to Public:	99.954% of the principal amount

Trade Date:	August 19, 2019

Settlement Date:	T+10; September 3, 2019

Denominations:	$1,000 × $1,000

CUSIP / ISIN:	10112R BC7/US10112RBC79

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities, Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

BNY Mellon Capital Markets, LLC

Jefferies LLC

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Fifth Third Securities, Inc. Mizuho Securities USA LLC Scotia Capital (USA) Inc.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Deutsche Bank Securities, Inc. toll-free at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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